Conformed Copy





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

                      For the Year Ended December 31, 2007

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                  SAVINGS PLAN
                            (Full title of the Plan)


                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                  2 PARAGON DRIVE, MONTVALE, NEW JERSEY 07645
                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                       of its principal executive office)



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  THE GREAT ATLANTIC & PACIFIC
                                  TEA COMPANY, INC.



Date:  June 27, 2008              By   /s/Melissa E. Sungela
                                       ---------------------------------------
                                       Melissa E. Sungela
                                       Vice President and Corporate Controller

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN



              Financial Statements as of December 31, 2007 and 2006
                    and for the Year Ended December 31, 2007





                    Prepared for filing as part of the Annual
                     Return/Report of Employee Benefit Plan
                                   (Form 5500)




                               THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN



                                                 TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------

                                                                                                              Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS....                                                   2-3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
  DECEMBER 31, 2007 AND 2006 ..............................                                                     4


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 2007.....................                                                     5

NOTES TO FINANCIAL STATEMENTS..............................                                                     6-14

SUPPLEMENTAL SCHEDULE


SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
    As of December 31, 2007..................................                                                   15


EXHIBITS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS                                                       16-17

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350                                                                18



Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
----------------------------------------------------------------------

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

To the Participants and Administrator of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") as of December 31, 2007, and the related statement of changes in net assets available for plan benefits for the year then ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan as of December 31, 2007, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ WithumSmith+Brown, P.C.
-------------------------
Somerville, New Jersey
June 27, 2008

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

To the Participants and Administrator of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan

In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for plan benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
------------------------------
Florham Park, New Jersey
June 28, 2007


                                       THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                                      SAVINGS PLAN
                                    STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               DECEMBER 31, 2007 AND 2006




                                                                         2007                     2006
                                                                     -----------------        ------------------

Assets:

  Investments - at fair value (Note 3)                                  $277,203,885              $287,986,294

    Receivables:

       Participant Contributions                                             174,800                   297,461
       Employer Contributions                                                 54,166                    87,902
                                                                     -----------------        ------------------

    Total receivables                                                        228,966                   385,363
                                                                     -----------------        ------------------

    Total Assets                                                         277,432,851               288,371,657

Liabilities:

  Accrued expenses                                                           185,981                   260,467
                                                                     -----------------          ----------------

    Total Liabilities                                                        185,981                   260,467
                                                                     -----------------          ----------------

Net assets reflecting investments
     at fair value                                                       277,246,870               288,111,190
                                                                     -----------------          ----------------

Adjustment from fair value to contract value
    for fully benefit responsive investment
    contracts (security-backed contracts)                                   (249,230)                  290,186

Adjustment from fair value to contract value
    for fully benefit responsive investments
    for collective trust funds                                              (231,900)                  211,640
                                                                     ------------------         ----------------


Net assets available for plan benefits                                  $276,765,740              $288,613,016
                                                                     ==================         ================







                                   The accompanying notes are an integral
                                    part of these financial statements.



                                    THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                                    SAVINGS PLAN
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        FOR THE YEAR ENDED DECEMBER 31, 2007




Additions:
Additions to net assets attributed to:



    Investment income:
         Net appreciation in fair value of investments (Note 3)                                    $ 17,170,099
         Interest income                                                                                285,904
         Dividend income                                                                              3,723,132
                                                                                              -----------------
                                                                                                     21,179,135

      Contributions:
         Participants                                                                                11,483,334
         Employer                                                                                     3,495,248
                                                                                                   ------------
                                                                                                     14,978,582

              Total additions                                                                        36,157,717
                                                                                                   ------------

Deductions:
Deductions from net assets attributed to:

    Benefits paid to participants                                                                    47,409,548
    Administrative expenses                                                                             595,445
                                                                                                   ------------

              Total deductions                                                                       48,004,993
                                                                                                   ------------

              Net (decrease) in net assets available for benefits                                   (11,847,276)

       Net assets available for plan benefits:
          Beginning of year                                                                         288,613,016
                                                                                                   ------------

          End of year                                                                              $276,765,740
                                                                                                   ============

















                     The accompanying notes are an integral
                       part of these financial statements.

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

1. PLAN DESCRIPTION

      The following description of The Great Atlantic & Pacific Tea Company, Inc. ("Company") Savings Plan ("Savings Plan") provides only general information. Participants should refer to the Savings Plan summary plan description for a more complete description of the Savings Plan's provisions.

      General

      The Savings Plan is a voluntary defined contribution plan of the Company. The Savings Plan covers employees of the Company who are not covered by a collective bargaining agreement (CBA), as well as employees covered by a CBA where the CBA specifically provides for such coverage.

      Participants are permitted to change their contribution rates once per month. In addition, they may change their investment options with regard to future contributions and reallocate existing investment balances on any business day.

      Prior to May 4, 2004, the Savings Plan covered eligible employees of the Company who completed at least one year of service (1,000 hours in a 12-month period) if age 21 or older or the earlier of five years of service or age 21, if under age 21 at time of employment. Effective May 4, 2004 the Plan was amended to (a) allow employees to contribute to the Plan on the first of the month following their hire date based on the eligibility criteria described in the preceding sentence, and (b) state that each participant shall be 100% vested in the event of termination or partial termination of the Savings Plan (if Participant is affected by partial termination) or upon retirement, disability or death.

      Contributions

      Eligible employees have the option to contribute from 1% to 20% of their base compensation to the Savings Plan. This can be any combination of pre and post tax percentages, as long as the total of the percentages does not exceed 20% of base compensation. Additionally, the Internal Revenue Service limits the maximum amount a participant may contribute, which was $15,500 for fiscal 2007. Participating employees age 50 and older may elect to make "catch-up" pre-tax contributions to the Plan in accordance with Internal Revenue Service Regulations. The maximum "catch-up" contribution allowed during the 2007 Plan year was $5,000. The
      Company matches 50% of an employee's contributions up to 6% of their compensation after one year of service.

      Participants direct the investment of their contributions into various investment options offered by the Savings Plan. Employee contributions may not be allocated to the Employer Stock Fund.

      Vesting

      Participants are always 100% vested in their contributions and become fully vested in the Company's matching contributions after five years, in accordance with the following schedule:



                      Years of Service                    Vesting Percentage
              -----------------------------               ------------------

              Less than 2 years                                    0%
              2 years but less than 3 years                       25%
              3 years but less than 4 years                       50%
              4 years but less than 5 years                       75%
              5 years or more                                    100%

      Payment of Benefits

      Participants may receive the value of the vested portion of their account balance when they leave the Company for any reason other than death, in which case a beneficiary would receive the benefit. Participants may generally withdraw unmatched after-tax contributions once during any 12 month period but may withdraw unmatched before-tax contributions only in the case of "financial hardship" as defined in the Savings Plan.

      Forfeited Accounts

      At December 31, 2007, and December 31, 2006, forfeited nonvested accounts totaled $323,581 and $161,614, respectively. These accounts will be used to decrease future employer contributions and can also be used to pay certain administrative expenses. During the year ended December 31, 2007, employer contributions were reduced by $145,348 from forfeited nonvested accounts.

      Participant Accounts

      Each participant's account is credited with the participant's contribution and (a) the matching Company contribution and (b) allocations of Savings Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Participant Loans

      Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant's account and bear a fixed interest rate for the duration of the loan equal to Prime plus 1% as published in the Wall Street Journal on the last day of the preceding quarter. Principal and interest is paid ratably through payroll deductions.

      During each of the years ended December 31, 2007 and December 31, 2006, the interest rates on participant loans ranged from 5.00% to 10.50%.

2. SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies followed by the Savings Plan are as follows:

      Basis of Accounting -

      The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

      As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

      Use of Estimates -

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Plan management to make significant estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements, changes in net assets available for Plan benefits during the reporting period and, where applicable, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition -

      The Savings Plan's investments are presented at fair value. Shares of Company Stock are valued at quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Savings Plan at year end. The Savings Plan's interest in the common/collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the common/collective trusts at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

      Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned.

      Expenses -

      All administrative expenses are being paid by the Savings Plan.

      Payment of Benefits -

      Benefit payments to participants are recorded upon distribution.

      Risks and Uncertainties -

      The Savings Plan provides for various investment options. The Savings Plan's mutual funds invest in various securities including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statements of net assets available for Plan benefits.

3.    INVESTMENTS

      The following table represents a breakdown of how the fair value of investments is determined:


                                                                         December 31, 2007              December 31, 2006
                                                                       -------------------             ------------------
        Quoted Market Value                                            $           886,108               $        815,316
        Common Collective Trusts at Net Asset Value                             86,637,124                     90,587,357
        Wrappers at Fair Value                                                      12,232                         49,613
        Mutual Funds at Net Asset Value                                        185,732,063                    192,543,156
        Participant Loans                                                        3,936,358                      3,990,852
                                                                       -------------------             ------------------
                Total investments at fair value                        $       277,203,885               $    287,986,294
                                                                       ===================             ==================



                                                               -9-


      The following table presents investments that represent 5 percent or more of the Savings Plan's net assets at December 31, 2007 and 2006.
                                                                         December 31, 2007                December 31, 2006
                                                                        -------------------             -------------------
        Wells Fargo Galliard Fixed Income Fund A                         $      18,458,207                 $   17,341,028
        Wells Fargo Galliard Fixed Income Fund F                                37,623,412                     35,465,468
        Wells Fargo Synthetic Stable Value Fund                                 27,120,873                     36,279,546
        Dryden Stock Index Fund I                                               51,160,645                     58,417,176
        PIMCO Total Return Institute                                            16,048,569                              -
        PIMCO Total Return A                                                             -                     20,984,269
        Amer Euro Pacific Growth R5                                             27,523,887                              -
        Amer Funds EuroPacific Growth A                                                  -                     20,051,117
        Eatonvance Large Cap Val I                                              23,215,387                              -
        MFS Massachusetts Investors Grow R5                                     20,895,268                              -
        MFS Massachusetts Investors Growth Stock A                                       -                     20,217,010
        American Balance Fund Cl 5                                              20,217,900                              -
        American Balanced Fund                                                           -                     22,343,758
        Alliance Growth & Income A                                                       -                     22,860,098

      During 2007, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $17,170,099 as follows:

      Net appreciation in fair value of investments:
           Common stock                                      $       177,895
           Common Collective Trusts                                8,437,094
           Mutual funds                                            8,555,110
                                                             ---------------
                Net appreciation                             $    17,170,099
                                                             ===============

4. Synthetic Guaranteed Investment Contracts (GIC)

      The Savings Plan has four investments in Synthetic Guaranteed Investment Contracts ("GIC")during the 2007 and 2006 Plan years. These are investments that simulate the performance of a traditional GIC through the use of financial instruments (referred to as "wrapper" contracts). For these investments, the Company invested in common / collective trusts which consist of government securities, private and public backed mortgaged-backed and other asset-backed securities as well as grouped investments. The benefit responsive "wrapper" contracts were all liquidity agreements. As of December 31, 2007 and 2006, the aggregate fair values of the "wrapper" contracts held by the Savings Plan were $12,232 and $49,613, respectively. In addition to investments in the common/collective trusts that form part of the Synthetic GIC's as disclosed below, there were additional investments in other common/collective trusts, mutual funds and stock which amounted to $221,110,034 and $235,130,185,as of December 31, 2007 and 2006, respectively.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
                                      -10-

      Certain events limit the ability of the Savings Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Savings Plan documents, (2) changes to Savings Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Savings Plan sponsor or other Savings Plan sponsor events that cause a significant withdrawal from the plan, or
      (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The Savings Plan administrator does not believe that the occurrence of any such value event, which would limit the Savings Plan's ability to transact at contract value with participants, is probable.

      The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.




                                                                                           Reconciled Contract
                                                                                           Value of Investment
      Plan Year 2007
      -------------------------------------------------------------------------          -------------------------
      AIG Financial Products,5.56% due 8/14/11
      Union Bank Switzerland,5.57% due 8/14/11
            Fixed Income Fund A                                                                      $ 18,458,207
            Contract value liquidity agreement                                                             12,232
            Adjustment to contract value                                                                 (194,274)
                                                                                         -------------------------
                               Total Contract Value                                                  $ 18,276,165
                                                                                         -------------------------
            Crediting rate:            5.56%, 5.57%
            Yield Rates:               5.48%, 5.49%

      Monumental Life, 5.35% due 11/13/09
      Bank of America, 5.35% due 11/13/09
            Fixed Income Fund F                                                                      $ 37,623,412
            Adjustment to contract value                                                                  (54,956)
                                                                                         -------------------------
                                Total Contract Value                                                 $ 37,568,456
            Crediting rate:            5.35%
                                                                                         -------------------------
                                                                                         -------------------------
            Yield Rates:               5.25%                       Total Plan Year 2007              $ 55,844,621
                                                                                         =========================





                                                                                           Reconciled Contract
                                                                                           Value of Investment

      Plan Year 2006
      -------------------------------------------------------------------------          -------------------------
      AIG Financial Products,5.78% due 9/23/10
      Union Bank Switzerland,5.59% due 9/23/10
            Fixed Income Fund A                                                                      $ 17,341,028
            Contract value liquidity agreement                                                             13,885
            Adjustment to contract value                                                                      519
                                                                                         -------------------------
                                                                                         -------------------------
                                Total Contract Value                                                 $ 17,355,432
                                                                                         -------------------------
            Crediting rate:            5.78%, 5.59%
            Yield Rates:               5.70%, 5.51%

      Monumental Life, 5.27% due 3/17/09
      Bank of America, 5.27% due 3/17/09
            Fixed Income Fund F                                                                      $ 35,465,468
            Contract value liquidity agreement                                                             35,728
            Adjustment to contract value                                                                  289,667
                                                                                         -------------------------
                                Total Contract Value                                                 $ 35,790,863
            Crediting rate:            5.27%
                                                                                         -------------------------
                                                                                         -------------------------
            Yield Rates:               5.17%                       Total Plan Year 2006              $ 53,146,295
                                                                                         =========================




      In addition to the four investments in GIC's discussed above, the Savings Plan invests in two collective trust funds that primarily invest in security-backed contracts. As of December 31, 2007 and 2006, the adjustment from fair value to contract value for fully benefit responsive investments for these collective trust funds were ($231,900) and $211,640, respectively.

      The average yield rates based on actual earnings for fully benefit responsive investment contracts as of December 31, 2007 and 2006 were 5.09% and 5.37%, respectively. The average yield rates based on interest rate credited to participants for fully benefit responsive investment contracts as of December 31, 2007 and 2006 were 5.28% and 5.36%, respectively.

5. RELATED PARTY TRANSACTIONS

      Certain Savings Plan investments are shares of a common collective trust and mutual funds managed by Prudential Trust Company.

      Prudential Trust Company is the trustee as defined by the Savings Plan and, therefore, these transactions qualify as party-in-interest transactions. The Savings Plan has investments in A&P Stock that were made in prior years. Employees may no longer select this investment option.

      Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Savings Plan) at no cost to the Savings Plan. These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exemption from the Internal Revenue Code's and ERISA's rules on prohibited transactions.

6. SAVINGS PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Savings Plan subject to the provisions of ERISA. If the Savings Plan is terminated, each participant would receive the value of his or her interest in the trust funds attributable to both participant and employer vested contributions for all years of participation.

7. FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated April 19, 2004 that the Savings Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Savings Plan has been amended since receiving the determination letter. The Savings Plan Administrator believes that the Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Savings Plan's financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits and investment income per the financial statements to the Form 5500:



                                                                        December 31, 2007              December 31, 2006
                                                                   --------------------------     ----------------------------
        Net assets available for plan benefits
           per the financial statements                                $       276,765,740                $   288,613,016
        Adjustment from contract value to fair
            value for fully benefit responsive
           investment contracts for security-backed
           contracts                                                               249,230                       (290,186)
        Adjustment from contract value to fair value
            for fully benefit responsive investments
           for collective trust funds                                              231,900                       (211,640)
                                                                       -------------------               -----------------
        Net assets available for plan benefits
           per the Form 5500                                           $       277,246,870               $    288,111,190
                                                                       ===================               =================


                                                                        December 31, 2007
                                                                   --------------------------
        Investment income per the financial
           statements                                                  $        21,179,135
        Adjustment from contract value to fair
           value at December 31, 2006                                              501,826
        Adjustment from contract value to fair
           value at December 31, 2007                                              481,130
                                                                       -------------------
        Investment income per the Form 5500                            $        22,162,091
                                                                       ===================



9.  PLAN MERGER

    On January 1, 2008, the Company merged The Great Atlantic & Pacific Tea Company, Inc. Savings Plan with The Great Atlantic & Pacific Tea Company, Inc. Retirement Plan. Additionally, on July 1, 2008, the Company plans to merge The Great Atlantic & Pacific Tea Company, Inc. Savings Plan with The Great Atlantic & Pacific Tea Company, Inc. Savings Plan for Certain Employees, the Pathmark Stores, Inc. Savings Plan and the Pathmark Stores, Inc. Savings Plan for Union Employees. Beginning with the first pay period of July, participant and matching contributions for participants in these separate plans will be deposited into the Savings Plan.

10. NEW ACCOUNTING STANDARD NOT YET ADOPTED

    In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years (as of January 1, 2008 for the Plan). The Plan is evaluating the effect of SFAS No. 157 on its financial statements.


                                  THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

                                 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                  AS OF DECEMBER 31, 2007

                                                              Description of Investment
                                                              including maturity date, rate of
Identity of Issue, Borrower,                                  interest, collateral, par or
Lessor, or Similar Party                                      maturity value                              Cost        Current Value
-----------------------------------------------------         ----------------------------------     ------------     -------------
Wells Fargo Stable Value Fund G                               Collective Trust Fund                   $ 3,444,532     $  3,434,632
Wells Fargo Synthetic Stable Value Fund                       Collective Trust Fund                    25,565,729       27,120,873
Wells Fargo Galliard Fixed Income Fund A                      Collective Trust Fund                    13,686,039       18,458,207
Wells Fargo Galliard Fixed Income Fund F                      Collective Trust Fund                    33,495,067       37,623,412

AIG Financial Products                                        Wrapper Contract,
                                                              Maturity 8/14/2011,
                                                              Rate of interest 5.56%                            -            6,116

Union Bank of Switzerland                                     Wrapper Contract,
                                                              Maturity 8/14/2011,
                                                              Rate of interest 5.57%                            -            6,116

Dryden Stock Index Fund I (*)                                 Mutual fund                              46,462,209       51,160,645
First American Md Cap Value Y                                 Mutual fund                              13,868,235       12,978,970
PIMCO Total Return Institute                                  Mutual fund                              15,677,340       16,048,569
Amer Euro Pacific Growth R5                                   Mutual fund                              27,162,801       27,523,887
Eatonvance Large Cap Val I                                    Mutual fund                              22,461,484       23,215,387
American Balanced Fund Cl 5                                   Mutual fund                              20,256,569       20,217,900
John Hancock Small Cap Equ I                                  Mutual fund                              13,896,910       13,691,437
MFS Massachusetts Investors Grow R5                           Mutual fund                              19,407,368       20,895,268
A&P Stock (*)                                                 A&P Stock                                   382,876          886,108
Participant loans                                             Mature from 2008 to 2027, 5.00% - 10.50%          -        3,936,358
                                                                                                      -----------      -----------
                                                                  Total                             $ 255,767,159     $277,203,885
                                                                                                    =============     ============
(*) Party-in-interest


                                                                  Exhibit 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-119045, 333-78805, 033-54863, and 333-147808) of
The Great Atlantic & Pacific Tea Company, Inc. of our report dated June 27, 2008 relating to the financial statements of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan, which appears in this Form 11-K.


/s/ WithumSmith+Brown, P.C.
WithumSmith+Brown LLP
Somerville, New Jersey
June 27, 2008

                                                                  Exhibit 23.2


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-147808, 333-119045, 333-78805, and 033-54863)
of The Great Atlantic & Pacific Tea Company, Inc. of our report dated June 28, 2007 relating to the financial statements of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 27, 2008

                                                                 Exhibit 99.1



                Certification Pursuant To 18 U.S.C. Section 1350,
                             As Adopted Pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002


In connection with the Annual Report of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Leonard B. Comberiate, Senior Director of Benefits and Collectively Bargained Funds, of The Great Atlantic & Pacific Tea Company, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.




June 27, 2008                                  /s/ Leonard B. Comberiate
                                               -----------------------------
                                               Leonard B. Comberiate
                                               Senior Director of Benefits &
                                               Collectively Bargained Funds














                                      -18-